Exhibit 99.1

PRESS RELEASE

Thursday, May 23, 2024

On Elects Laura Miele as a New Independent Member of the Board of Directors

ZURICH, Switzerland, May 23, 2024 — Swiss performance sportswear brand On (NYSE: ONON) announced today the election of Laura Miele as an additional independent member of the Board of Directors. Ms. Miele will also serve as a member of the Audit Committee.

Caspar Coppetti, Co-Founder and Executive Co-Chairman of On, said: “We are thrilled to welcome Laura to the On Board of Directors, and could not be happier for such a qualified and dedicated individual to be joining our Board. This marks a significant step in On's journey to enhance the Board's collective expertise, ensuring we are well-prepared to navigate future opportunities and challenges. We are confident that Laura will bring a valuable perspective and comprehensive experience to the Board and the Audit Committee, where she will also serve as a member going forward.”

Laura Miele, newly elected Board member of On, said: “This business and brand has incredible potential and impressive plans for the future. I look forward to working with my fellow Board members and supporting the Management team for On’s next growth phase.”

Ms. Miele brings extensive experience as President of Electronic Arts (EA) Entertainment & Technology, where she leads EA’s portfolio of licensed and owned IP, along with the company’s central development services and CTO organizations. Before taking on the role of President of EA Entertainment & Technology in 2023, Ms. Miele served as Chief Operating Officer for EA. She has played a key role in successfully executing several complex structural transformations at EA over the past few decades, including leading the company’s transformation to digital delivery, expanding into new consumer demographics, and actively growing EA’s player network. She also has broad international experience overseeing commercial, creative, and central technology teams. In 2022, Ms. Miele was appointed as a Governor of the British Film Institute. She is a member of the Paley Media Council, and the NAACP Entertainment Advocacy Council, an Advisory Board member for The Game Awards, and previously served on the Board of the Silicon Valley Community Foundation.

The Board of Directors has determined that Ms. Miele satisfies the independence requirements set forth in Rule 10A-3 under the Securities Exchange Act of 1934 and the NYSE listing standards applicable to us, is financially literate and is an Audit Committee financial expert, as defined by the U.S. Securities and Exchange Commission.

About On

On was born in the Swiss Alps in 2010 with the mission to ignite the human spirit through movement – a mission that still guides the brand today. Fourteen years after market launch, On delivers industry-disrupting innovation in premium footwear, apparel and accessories for high-performance running, outdoor, training, all-day activities and tennis. On’s award-winning CloudTec innovation, purposeful design and groundbreaking strides within the circular economy have attracted a fast-growing global fan base – inspiring humans to explore, discover and Dream On.

On is present in more than 60 countries globally and engages with a digital community on www.on.com.

Investor Contact:
On Holding AG
Jerrit Peter
investorrelations@on-running.com
or
ICR, Inc.
Brendon Frey
brendon.frey@icrinc.com

Media Contact:
On Holding AG
Ryan Greenwood
press@on-running.com

Source: On

Category: Corporate